Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Scotiabank Increases Dividend on Common Shares

     TORONTO, May 27 /CNW/ - Scotiabank today increased the dividend on its common shares by 2 cents to 49 cents per common share for the quarter ending
July 31, 2008, payable on July 29, 2008, to shareholders of record at the close of business on July 2, 2008.
     The Bank also declared the following dividends on Non-Cumulative
Preferred Shares for the quarter ending July 31, 2008, payable on July 29,
2008, to shareholders of record at the close of business on July 2, 2008:

     <<
     -   Series 12,  Dividend No. 40   of   $0.328125  per share;
     -   Series 13,  Dividend No. 13   of   $0.30      per share;
     -   Series 14,  Dividend No. 6    of   $0.28125   per share;
     -   Series 15,  Dividend No. 5    of   $0.28125   per share;
     -   Series 16,  Dividend No. 3    of   $0.328125  per share;
     -   Series 17,  Dividend No. 2    of   $0.35      per share;
     -   Series 18,  Dividend No. 1    of   $0.4315    per share.
     >>

     Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan.

     %SEDAR: 00001289EF          %CIK: 0000009631

     /For further information: Kevin Harraher, Vice-President, Investor
Relations, (416) 866-5982; Livy Feldgajer, Scotiabank Public Affairs, (416)
866-6203/
     (BNS. BNS)

CO:  Scotiabank - Financial Releases; Scotiabank

CNW 11:26e 27-MAY-08